SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CALENDAR OF CORPORATE EVENTS

2010

Company name	TAM S/A
Head office address	Av. Jurandir, 856 – Lote 04, 1º andar – São Paulo/SP
Website	www.tam.com.br
Investor Relations Officer	Name: Líbano Miranda Barroso E-mail: invest@tam.com.br Telephone number: +55 11 5582-8817 Fax: +55 11 5582-9167
Person in charge of the Investor Relations Area	Name: Jorge Helito E-mail: invest@tam.com.br Telephone number: +55 11 5582-9715 Fax: +55 11 5582-8149
Newspapers (and place) in which corporate documents are published	Official Gazette of the State of São Paulo Valor Econômico (São Paulo)
The Company is subject to the arbitration of the Market Arbitration Panel, as per Commitment Clause included in its Bylaws.

Annual Financial Statements and Consolidated Financial Statements, as the case may be, for the fiscal year ended December 31, 2009
EVENT	DATE
Documents are available to Shareholders	03/31/2010
Publication of documents	03/31/2010
Documents are forwarded to BOVESPA	03/31/2010

Standardized Financial Statements– DFP, for the fiscal year ended December 31, 2009
EVENT	DATE
Documents are forwarded to BOVESPA	03/31/2010

Annual Financial Statements or Consolidated Financial Statements, as the case may be, pursuant to international standards, for the fiscal year ended December 31, 2009
EVENT	DATE
Documents are forwarded to BOVESPA	03/31/2010

Cash dividends in allocation of income related to the fiscal year ended September 30, 2009
Proceeds	Date of the Event	Amount (R$)	Amount in R$/share		Payment Date
			Common	Preferred
Interest on Own Capital	Board of Directors’ Meeting – 12/18/2009	23,469,071.78	0.156270	0.156270	01/28/2010

Cash dividends in allocation of income related to the period 10/01/2009 to 10/31/2009
Proceeds	Date of the Event	Amount (R$)	Amount in R$/share		Payment Date
			Common	Preferred
Interest on Own Capital	Board of Directors’ Meeting – 12/18/2009	1,528,861.27	0.01018	0.01018	01/28/2010

1

Cash dividends in allocation of income related to the period 01/01/2009 to 12/31/2009
Proceeds	Date of the Event	Amount (R$)	Amount in R$/share		Payment Date
			Common	Preferred
Dividend	EGM – 04/30/2010	211,722,092.93	1.4097627108	1.4097627108	05/14/2010

Reference Form

Event	DATE
Documents are forwarded to BOVESPA	06/30/2010

Quarterly Information – ITR

EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/14/2010
Related to the 2nd quarter	08/12/2010
Related to the 3rd quarter	11/12/2010

Quarterly Information in English or in accordance with international standards

EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/14/2010
Related to the 2nd quarter	08/12/2010
Related to the 3rd quarter	11/12/2010

Annual Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	04/15/2010 04/16/2010 04/17/2010
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	04/15/2010
Annual Shareholders’ Meeting	04/30/2010
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/30/2010
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/30/2010

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	03/17/2010 03/18/2010 03/19/2010
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	03/16/2010
Extraordinary Shareholders’ Meeting	04/01/2010
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/01/2010
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/01/2010
Publication of the Call Notice	04/15/2010 04/16/2010 04/17/2010
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	04/15/2010
Annual Shareholders’ Meeting	04/30/2010
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/30/2010
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/30/2010

2

Public Meeting with Analysts

EVENT	DATE
Public Meeting with Analysts, open to other interested parties (APIMEC – SP) – 4Q08 Results (Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 9:00 am)	04/06/2010
Public Meeting with Analysts, open to other interested parties (APIMEC – SP) – 1Q09 Results (Place: São Paulo – SP; time: 9:00 am)	05/20/2010
Public Meeting with Analysts, open to other interested parties (APIMEC – SP) – 2Q09 Results (Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 9:00 am)	08/17/2010

Public Meeting with Analysts, open to other interested parties
(APIMEC – SP) – 3Q09 Results

(Place: Academia de Serviços Cmte. Rolim Adolfo Amaro – SP; address: Rua Ática, 673 – time: 04:00 pm Brazil Time)

11/17/2010

Conference Call (Optional)

EVENT	DATE
Conference Call - 2009 results presentation	03/31/2010
Conference Call - 1st quarter results presentation	05/17/2010
Conference Call - 2nd quarter results presentation	08/16/2010
Conference Call - 3rd quarter results presentation	11/12/2010

Board of Directors’ Meetings already scheduled

EVENT	DATE
Board Meetings	04/29/2010
Board Meetings	07/13/2010

3

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.